Exhibit 99.1

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	19 December 2012

SIMS METAL MANAGEMENT FIRST HALF FISCAL 2013 MARKET UPDATE

At its Annual General Meeting on 15 November 2012, Sims Metal Management Limited (SimsMM) provided guidance for first half Fiscal 2013 underlying earnings before interest, tax, depreciation, and amortisation (EBITDA) in the range of $110 to $120 million. Due to continued challenging market conditions, SimsMM now expects first half Fiscal 2013 underlying EBITDA to be approximately 20% lower than the previous guidance range.

This updated earnings guidance relates primarily to SimsMM’s assessment of recent intake volumes and its anticipated shipping program, particularly for deep sea ferrous products, forecasted for December 2012. As indicated at the Annual General Meeting, SimsMM anticipated relatively weak intake volumes across all regions coupled with, until recently, tepid demand by deep sea ferrous buyers. Whilst recent positive economic signals in the U.S., including declining unemployment, positive consumer confidence data and increasing industrial production, is encouraging, the direct benefit to intake volumes and metal recycling margins typically follows at a lag which will not benefit SimsMM through the 31 December 2012 period. Consistent with the Annual General Meeting update, this updated underlying guidance is subject to variations that may relate to the timing of shipments and the impact of commodity hedging, and excludes items that may be reported related to asset sales, redundancies and other significant items.

SimsMM currently expects to release its first half Fiscal 2013 results to the market on 15 February 2013.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor inquires contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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